Mail Stop 3628

                                                                October 6, 2021

    Wayne Potters
    President
    SG Commercial Mortgage Securities, LLC
    245 Park Avenue
    New York, New York 10167

           Re:     SG Commercial Mortgage Securities, LLC
                   Registration Statement on Form SF-3
                   Filed September 9, 2021
                   File No. 333-259404

    Dear Mr. Potters:

           We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-3

    General

        1. Please provide us with your legal analysis as to why you have not qualified the pooling
           and servicing agreement under the Trust Indenture Act (   TIA   ),
including how you
           believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA
           Section 309(a).
 Wayne Potters
SG Commercial Mortgage Securities, LLC
October 6, 2021
Page 2

Form of Prospectus

Risk Factors   page 66

    2. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to
       describe these risks. See the Commission   s Guidance Regarding
Disclosure Related to
       Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Risk Factors   Special Risks, page 66

    3. We note that several risk factors included in your form of prospectus include a cross-
       reference to a risk factor entitled    Risk Factors   Special Risks
Current Coronavirus
       Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely
       Affect the Performance of the Mortgage Loans.    However, this risk
factor is not
       included in your form of prospectus, and    Risk Factors   Special Risks
   merely consists
       of a placeholder indicating that the risk factor will be updated to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities. Please confirm that, at the time of any offering, you will either update this risk factor to include the COVID-19-related risk factor disclosure referenced elsewhere in your form of prospectus or else delete the related cross-references, as appropriate.

Risk Factors   Risks Related to Conflicts of Interest   Interests and
Incentives of the Underwriter
Entities May Not Be Aligned With Your Interests, page 122

    4. The spelling of the sponsor   s name in the last paragraph of this risk
factor does not match
       the spelling of the sponsor   s name elsewhere in your registration
statement. Please revise
       your registration statement to resolve this discrepancy.

Risk Factors   [Risks Associated with Floating Rate Certificates], page 148

    5. Your disclosure contemplates the possibility of underlying mortgages and related certificates tied to a floating rate index. However, your disclosure does not include a description of risks to floating rate certificateholders associated with the upcoming elimination of LIBOR or describe remedies available to certificateholders in connection therewith. Please confirm that no LIBOR-linked floating rate certificates will be offered under this registration statement.

       Alternatively, if any LIBOR-linked floating rate certificates may be offered under this registration statement:

           a. Please tell us if there are any rights or remedies available to certificateholders of
              LIBOR-linked certificates after the upcoming elimination of LIBOR, including
 Wayne Potters
SG Commercial Mortgage Securities, LLC
October 6, 2021
Page 3

               those provided in the pooling and servicing agreement that require certificateholder consent before payment terms are modified. If such rights or remedies are available to certificateholders, please revise your prospectus to disclose them.

           b. We further note that Section 316(b) of the TIA generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. If the TIA is applicable, it appears that replacing LIBOR rates of the underlying mortgages and floating rate certificates with an alternative benchmark following the cessation of the publication of LIBOR likely could require certificateholder consent pursuant to Section 316(b) of the TIA (in addition to the other contractual terms noted in the comment above), which we understand would be very difficult to obtain. Please also revise your prospectus disclosure to set forth all remedies available to certificateholders due to the practical effect of the potential application of Section 316(b) of the TIA to LIBOR-linked certificates following
              LIBOR cessation.

Description of the Certificates   Pass-Through Rates, page 270

    6. We note your bracketed placeholder to the effect that, if any classes are floating rate classes, information will be provided as to the index used to calculate the floating rate of interest. Please revise your bracketed placeholder to clarify that the information to be provided will also include information as to the calculation of the interest rates on the floating rate certificates in the event that the initial floating rate index ceases to be published or otherwise becomes unavailable. Alternatively, if you do not expect to issue floating rate certificates, please consider removing the related disclosure from your form of prospectus.

Pooling and Servicing Agreement   P&I Advances, page 312

    7. Your disclosure on page 313 relating to P&I Advances includes two similar, but not identical, sentences to the effect that, for the avoidance of doubt, the master servicer or the trustee will make P&I Advances on the basis of the original terms of any Mortgage
       Loan, including Mortgage Loans subject to forbearance agreements or other temporary deferrals or payment accommodations, unless (a) the terms of the Mortgage Loan have been permanently modified to reduce or forgive a monetary obligation or
(b) such P&I
       Advance has been determined to be a Nonrecoverable Advance. In the interest of clarity, please revise your disclosure by eliminating one of these two sentences or otherwise resolving the apparent ambiguity resulting from the inclusion of these two sentences, or advise.
 Wayne Potters
SG Commercial Mortgage Securities, LLC
October 6, 2021
Page 4

Part II     Information Not Required in Prospectus

Item 14. Exhibits, page II-2

      8. Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Exhibits

      9. Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3262 if you have any questions.

                                                            Sincerely,

                                                            /s/ Arthur C.
Sandel

                                                            Arthur C. Sandel
                                                            Special Counsel
                                                            Office of
Structured Finance
cc:      Michael Cohen, Esq.
         Soci  t   G  n  rale

         David Gingold, Esq.
         Cadwalader, Wickersham & Taft LLP